Exhibit 21.1

List of Subsidiaries of AdTheorent Holding Company, Inc.:

Name	Jurisdiction of Incorporation/Formation
AdTheorent Holding Company, LLC	Delaware

GRNT Merger Sub 2 LLC	Delaware

AdTheorent Intermediate Holding Corporation	Delaware

AdTheorent Intermediate Holding Corporation	Delaware

AdTheorent Acquisition Corporation	Delaware

AdTheorent, Inc.	Delaware

AdTheorent Canada, Inc.	Nova Scotia

Symetry Holdings, LLC	Delaware

SymetryML, Inc.	Delaware